SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CHINA CERAMICS CO., LTD.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

G2113X100
(CUSIP Number)

Joseph R. Tiano
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037
(202) 663-8233
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS JAMES D. DUNNING, JR.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐ ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	1,101,251
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	663,693
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1)
Based on the most recent Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on August 19, 2011, a total of 18,254,002 shares of the Issuer’s Ordinary Shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 30, 2011.  For the reporting person above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

1.	NAMES OF REPORTING PERSONS ALAN G. HASSENFELD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐ ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	1,101,251
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	348,656
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1)
Based on the most recent Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on August 19, 2011, a total of 18,254,002 shares of the Issuer’s Ordinary Shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 30, 2011.  For the reporting person above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

1.	NAMES OF REPORTING PERSONS GREGORY E. SMITH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐ ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	1,101,251
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	88,902
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1)
Based on the most recent Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on August 19, 2011, a total of 18,254,002 shares of the Issuer’s Ordinary Shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 30, 2011.  For the reporting person above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of China Ceramics Co., Ltd., a British Virgin Islands corporation (the “Issuer”).  This Amendment No. 2 is being filed jointly by the Reporting Persons to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the U.S. Securities and Exchange Commission on September 27, 2011, as amended on October 3, 2011 (the “Schedule 13D”).  The Reporting Persons are parties to a Voting Agreement (the “Voting Agreement”) dated November 20, 2009 (incorporated by reference to Exhibit A to Schedule 13D filed September 27, 2011).

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons initially acquired shares of CHAC common stock in connection with the founding of CHAC, which shares were exchanged for Ordinary Shares of the Issuer in connection with the Merger described in Item 3 of this Statement.  The Reporting Persons hold the securities covered by this statement for investment purposes.  Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may sell all or a portion of their Ordinary Shares, or may purchase additional shares, on the open market or in a private transaction.

On September 26, 2011, the Reporting Persons delivered a letter to the board of directors of the Issuer in which they expressed a desire to meet with the board to discuss certain strategic initiatives which may have the effect of maximizing value for all shareholders, principally a potential going private transaction, but also encouraged the board to consider other alternatives such as a potential dual listing on NASDAQ and the Hong Kong Stock Exchange, share buy-back programs, M&A activities, new dividend programs and strategic investments.   A copy of the letter is attached hereto as Exhibit B and is incorporated herein by reference.

On September 30, 2011, the Reporting Persons delivered a letter to the Issuer’s Corporate Secretary requesting that the Secretary call a special meeting of shareholders under Section 82 of the Business Companies Act of the British Virgin Islands and pursuant to the Company’s Memorandum and Articles of Association.  A copy of the letter is attached hereto as Exhibit C and is incorporated herein by reference.  On October 11, 2011, the Issuer’s corporate secretary delivered to the Reporting Persons a letter, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference, stating that the Issuer would not comply with the Reporting Persons’ request.

On October 27, 2011, the Reporting Persons delivered a notice to the Issuer’s Corporate Secretary, in accordance with the Issuer’s Articles of Association, nominating Mr. Alan G. Hassenfeld and Mr. Gregory E. Smith for election to the Board of Directors of the Issuer at the next annual meeting of the Issuer’s shareholders.  A copy of the notice is attached hereto as Exhibit E and is incorporated herein by reference.

Other than as set forth above, the Reporting Persons do not have any definitive plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 7.  Material to be Filed as Exhibits.

Exhibit A
Voting Agreement among the Reporting Persons, China Holdings Acquisition Corp., a Delaware Corporation, the Issuer, Mr. Wong Kung Tok, Mr. Paul K. Kelly, Mr. Chen Yan Davis and Mr. Xiao Feng (incorporated by reference to Exhibit A to Schedule 13D filed September 27, 2011).

Exhibit B	Letter to the Board of Directors of the Issuer, dated September 23, 2011 (incorporated by reference to Exhibit B to Schedule 13D filed September 27, 2011).
Exhibit C	Letter to the Corporate Secretary of the Issuer, dated September 30, 2011 (incorporated by reference to Exhibit D to Schedule 13D/A filed October 3, 2011).
Exhibit D
Letter to the Reporting Persons from Corporate Secretary of the Issuer, dated October 11, 2011 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on  October 12, 2011).

Exhibit E	Notice to the Corporate Secretary of the Issuer, dated October 27, 2011.
Exhibit F	Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2011

/s/ James D. Dunning, Jr.
James D. Dunning, Jr.

/s/ Alan G. Hassenfeld
Alan G. Hassenfeld

/s/ Gregory E. Smith
Gregory E. Smith

EXHIBIT E

NOTICE TO THE CORPORATE SECRETARY OF THE ISSUER

James D. Dunning, Jr. 2 Sutton Place South Apt 17D New York, NY 10022	Alan G. Hassenfeld The Owen Building 101 Dyer Street Suite 401 Providence, RI 02903	Gregory E. Smith 1401 NE 70th Street Oklahoma City, OK 73111

VIA E-MAIL, FACSIMILE AND/OR OVERNIGHT MAIL

October 27, 2011

China Ceramics Co. Ltd.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Jinjiang Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Attn: Corporate Secretary, Chief Executive Officer and Board of Directors

With a copy to the Company’s registered agent:

Harneys Corporate Services Limited
Craigmuir Chambers
PO Box 71
Road Town
Tortola
British Virgin Islands

Re:  Notice of Nominations of Persons for Election to the Board of Directors of China Ceramics Co. Ltd. at its Annual Meeting

Gentlemen:

Pursuant to Sub-Regulation 8.9 of the Articles of Association of China Ceramics Co., Ltd. (the “Company”), we, being shareholders in the Company and entitled under Sub-Regulation 8.9 of the Company’s Articles of Association to nominate persons for election to the Board of Directors of the Company, hereby nominate Mr. Alan G. Hassenfeld and Mr. Gregory E. Smith (together, the “Nominees”) for election to the Board of Directors of the Company at the next annual meeting of the Company’s shareholders (the “Annual Meeting”).

In accordance with Sub-Regulation 8.10 of the Company’s Articles of Association, we hereby provide the following information with respect to the Nominees:

Mr. Alan G. Hassenfeld:

Mr. Hassenfeld, age 62, served as a director of the Company from inception until the Company’s consummation of its merger and redomestication to the British Virgin Islands on November 20, 2009.  Mr. Hassenfeld has agreed to stand for election to the Company’s Board of Directors, and Messrs. James D. Dunning, Jr. and Gregory E. Smith have agreed to support Mr. Hassenfeld’s election.  Mr. Hassenfeld does not have any family relationship to any other officer or director of the Company nor to any other nominee to the Company’s Board of Directors.

Mr. Hassenfeld currently serves as the Chairman of the Executive Committee of Hasbro, Inc., and from 1989 until 2007, served as its Chairman of the Board.   Hasbro is one of the largest toy manufacturers in the world, and the substantial majority of Hasbro’s products are manufactured in China. From 1989 until May 2003 Mr. Hassenfeld also served as the Chief Executive Officer of Hasbro and from 1984 to 1999 he served as President of Hasbro. Mr. Hassenfeld also serves as a director of salesforce.com, a provider of on-demand customer relationship management services, Global Cornerstone Holdings Limited, Cue Ball Group LLC and the Committee Encouraging Corporate Philanthropy. He serves on the Board of Overseers of the Harvard School of Public Health, as a member of the Executive Committee of the Dean’s Council at Harvard University’s John F. Kennedy School of Government, and as Trustee Emeritus at Brown University. He has served on the Board of Trustees at Bryant University and the University of Pennsylvania. Mr. Hassenfeld serves as Chairman of the World Scholar Athlete Games, the World Youth Peace Summit, and The Jerusalem Foundation; Co-Chairman of the governing body of the International Council of Toy Industries CARE Process; Chief Advisor of the Chinese Toy Association; and as director of Refugees International. He has received honorary degrees from Bryant University, Roger Williams University, Johnson and Wales University, Rhode Island College and Waterford Institute of Technology (Ireland), Salve Regina University, FIT — SUNY, and Hartford University. He was inducted into the Toy Manufacturers Association’s Hall of Fame in 1994 and most recently he was inducted into the International Licensing Industry Merchandisers’ Association (LIMA) Licensing Hall of Fame. He graduated from the University of Pennsylvania in 1970. Mr. Hassenfeld is a former chair of the College House Advisory Board at the University of Pennsylvania and a former member of the Board of Overseers of the School of Arts and Sciences. Mr. Hassenfeld established the Hassenfeld Undergraduate Education Fund for Urban Studies and created the Hassenfeld Humanities Term Professorship, both in the School of Arts and Sciences at the University of Pennsylvania.

Mr. Hassenfeld has not been involved in any legal proceedings or events enumerated under Item 401(f) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, during the last ten years.  In addition, since the beginning of the last fiscal year, there has not been any transaction, nor is there any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeded or exceeds $120,000, and in which Mr. Hassenfeld had or will have a direct or indirect material interest.

Based upon our review of transactions and relationships between the Company and Mr. Hassenfeld (including each member of Mr. Hassenfeld’s immediate family and any entity with which Mr. Hassenfeld or a family member has an affiliation such that Mr. Hassenfeld or a family member may have a material indirect interest in a transaction or relationship with such entity), we have concluded that Mr. Hassenfeld maintains no family relationship with any existing member of the Board or the Company’s executive management and is “independent” as defined in applicable SEC and NASDAQ rules and regulations.

Neither Mr. Hassenfeld nor any of his associates is a party to any material proceeding which is adverse to the Company or has a material interest adverse to the Company.

Mr. Gregory E. Smith

Mr. Smith, age 55, served as a director of the Company from inception until the Company’s consummation of its merger and redomestication to the British Virgin Islands on November 20, 2009.  Mr. Smith has agreed to stand for election to the Company’s Board of Directors, and Messrs. James D. Dunning, Jr. and Alan G. Hassenfeld have agreed to support Mr. Smith’s election.  Mr. Smith does not have any family relationship to any other officer or director of the Company nor to any other nominee to the Company’s Board of Directors.

Mr. Smith is currently the President and a member of the board of directors of Global Cornerstone Holdings Limited, and has served in such capacity since its inception on January 13, 2011.  Since October 2010, Mr. Smith has been a Principal at Arc China Holdings, Ltd. a Shanghai, China based private equity and merchant bank. Mr. Smith served until October 2010 as Vice Chairman of Chi-X Global Inc. and President and CEO of Chi-X Global Technology LLC which were wholly owned or controlled subsidiaries of Instinet Holdings Inc., itself a wholly owned subsidiary of Nomura Holdings. Mr. Smith assumed the positions at Chi-X following the acquisition of Cicada Corporation by Chi-X Global Inc. in November 2008. Chi-X operated MTFs, PTS and other types of alternative securities exchanges in Canada, Japan, Singapore and Australia along with developing and operating the associated technology. Prior to the acquisition of Cicada, Mr. Smith, was the President and CEO of Cicada, which he founded in 1998.  Cicada provided data management technology and compliance solutions to financial institutions, exchanges and data vendors. Cicada operates its principal software development operations in Hong Kong and Shenzhen, China.   Prior to founding Cicada, Mr. Smith served as Senior Vice President for Content at Dow Jones Markets (Telerate) from 1997 until Dow Jones Markets was sold to Bridge Information Systems, Inc. As Senior Vice President for Content, Mr. Smith was responsible for all content created, licensed, contributed to, or otherwise distributed by Dow Jones Markets. Mr. Smith was a member of the Executive Committee of Dow Jones Markets. Before joining Dow Jones, Mr. Smith was President of Indepth Data Inc., from its founding in 1985 until June 1997, when Indepth was sold to Dow Jones & Company. Indepth Data, founded by Mr. Smith, produced and distributed comprehensive coverage of the taxable fixed income markets in the United States and the government and Eurobond markets in Europe. Prior to establishing Indepth Data in 1985, Mr. Smith was an investment banker at Thomson McKinnon, where he was a Vice President covering the financial services sector and technology. Prior to joining Thomson McKinnon in 1983, Mr. Smith was an investment banking associate with E. F. Hutton. Prior to joining E.F. Hutton in 1981 Mr. Smith was in the doctoral program of the University of Chicago Graduate School of Business. Mr. Smith is a 1978 graduate of Brown University where he received honors in Economics.

Mr. Smith has not been involved in any legal proceedings or events enumerated under Item 401(f) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, during the last ten years.  In addition, since the beginning of the last fiscal year, there has not been any transaction, nor is there any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeded or exceeds $120,000, and in which Mr. Smith had or will have a direct or indirect material interest.

Based upon our review of transactions and relationships between the Company and Mr. Smith (including each member of Mr. Smith’s immediate family and any entity with which Mr. Smith or a family member has an affiliation such that Mr. Smith or a family member may have a material indirect interest in a transaction or relationship with such entity), we have concluded that Mr. Smith maintains no family relationship with any existing member of the Board or the Company’s executive management and is “independent” as defined in applicable SEC and NASDAQ rules and regulations.

Neither Mr. Smith nor any of his associates is a party to any material proceeding which is adverse to the Company or has a material interest adverse to the Company.

*****

Each Nominee consents to being nominated for election as a director (including, without limitation for the purposes of Sub-Regulation 8.2 of the Company’s Articles of Association) and is willing to serve as a director of the Company, if elected, and each of the undersigned consents to being named in any proxy statement for such purpose.  At this time, the undersigned have not solicited proxies for purposes of voting at the Annual Meeting, but may do so in the future in compliance with any applicable laws and proxy rules.

Each of the undersigned, as a Nominee and otherwise, has an interest in the election of directors at the Annual Meeting directly and/or indirectly through the beneficial ownership of the Company’s Ordinary Shares (the “Ordinary Shares”).

Other than as set forth in a Voting Agreement dated November 20, 2009, none of the undersigned (i) is, or was, within the past year, a party to any contract, arrangement  or understanding with any person with respect to any securities of the Company,  including, but not limited to, joint ventures, loan or option arrangements,  puts  or  calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies and (ii) has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or any future transactions to which the Company or any of its affiliates will or may be a  party.

In accordance with Sub-Regulation 8.9 of the Company’s Articles of Association, nominations of persons for election to the Board of Directors must be delivered to the Company not later than the close of the close of business on the 60th day nor earlier than the opening of business on the 90th day before the anniversary of the immediately preceding annual meeting of the Company’s shareholders.  The most recent annual meeting of the Company’s shareholders occurred on December 27, 2010.  Accordingly, the nominations contained herein are timely pursuant to the Company’s Articles of Association.

In accordance with the requirements of Sub-Regulation 8.10 of the Company’s Articles of Association, the following sets forth the address and beneficial ownership of the Company’s outstanding Ordinary Shares for each of the following persons, whether in their capacity as shareholders in the Company and/or nominees for election to the Board of Directors:

Name and Addresses (Business and Residence)	Number of Ordinary Shares Beneficially Owned	Percentage of Total Outstanding Ordinary Shares of the Company
JAMES D. DUNNING, JR. Business Address: 352 Park Avenue South - 13th Floor New York, NY 10010 Residence Address: 2 Sutton Place South, Apt. 17D New York, NY 10022	663,693	3.64%
ALAN G. HASSENFELD (Nominee) Business and Residence Addresses: c/o Hassenfeld Family Initiatives The Owen Building 101 Dyer Street, Suite 401 Providence, RI 02903	348,656	1.91%
GREGORY E. SMITH (Nominee) Business and Residence Addresses: 1401 NE 70th Street Oklahoma City, OK 73111	88,902	0.49%

Unless expressly indicated otherwise herein, all information set forth herein is accurate as of the close of business on October 27, 2011.

Neither the delivery of this Notice nor the delivery by the undersigned of any additional information to the Company from and after the date hereof  shall be deemed to constitute an admission that such delivery is required or that all information set forth herein is required or as to the legality or enforceability of any notice requirement or any other matter, or a waiver by the undersigned of their right to contest or challenge, in any way, the validity or enforceability of any notice requirement or any other matter (including actions taken by the Company in anticipation of, or following receipt of, this Notice).

Furthermore, this Notice assumes that all current members of the Board will be subject to election at the Annual Meeting and if the Board increases the number of directors to be nominated and elected at the Annual Meeting, the undersigned reserve the right to add additional director nominees in respect of each such additional directorship.

Each of the undersigned reserves the right to supplement any statement or other information set forth in this Notice.

Very truly yours,

/s/ James Dunning____________    /s/ Alan Hassenfeld
James D. Dunning, Jr.                                   Alan G. Hassenfeld

/s/ Greg Smith_______________
Gregory E. Smith

EXHIBIT F

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of China Ceramics Co. Ltd., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: October 27, 2011

/s/ James D. Dunning, Jr.
James D. Dunning, Jr.

/s/ Alan G. Hassenfeld
Alan G. Hassenfeld

/s/ Gregory E. Smith
Gregory E. Smith